FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...31 July 2002

PE

UNITED UTILITIES PLC
(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes........... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 31 July 2002

BY.............................
Tim Rayner
Company Secretary

* Print the name and title of the signing officer under his signature

UNITED UTILITIES PLC

SPECIAL RESOLUTIONS

At the annual general meeting held today, 31 July 2002, at the Bridgewater Hall, Manchester the following special resolutions were duly passed:

9. That the directors are authorised, for the purposes of section 95(1) of the Companies Act 1985, to allot equity securities (as defined in section 94(2) of that Act) acting under the general authority given by resolution 8 set out in the notice of this meeting, as if section 89(1) of that Act did not apply to that allotment. This authority will expire at the end of the company's annual general meeting to be held in 2003 or, if earlier, on 31 October 2003, unless it has been renewed, changed or cancelled by the company in general meeting before then. The directors can make an offer or agreement before this power expires which would or might involve equity securities being allotted after this power expires. This authority is limited to:

    (i) the allotment of equity securities in connection with a rights issue or other issue in favour of the holders of ordinary shares where the equity securities respectively attributable to the interests of the ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held or deemed to be held by them, subject only to such exclusions or other arrangements as the directors may judge necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or because of shares being represented by depositary receipts, the requirements of any regulatory body or stock exchange, or any other matter whatsoever; and

    (ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £27,799,794.

10. That in accordance with Chapter VII of Part V of the Companies Act 1985, the company is authorised, unconditionally, to make market purchases (as defined in section 163(3) of that Act) of its own ordinary shares subject to the terms set out below but otherwise on the terms and in the manner the directors may, from time to time, decide and:

    (i) no more than 55,599,589 ordinary shares can be purchased;

    (ii) the lowest price which can be paid for an ordinary share is £1 (excluding expenses);

    (iii) the highest price which can be paid for an ordinary share is 5 per cent over the average of the middle market prices for an ordinary share, based on the Daily Official List of the London Stock Exchange, for the five business days immediately before the day on which the share is contracted to be purchased (excluding expenses); and

(iv) this authority will expire at the end of the company's annual general meeting to be held in 2003 or, if earlier, on 31 October 2003. A contract to purchase can be made before this authority expires even though the purchase will or may be completed wholly or partly after this authority expires.

12. That the articles of association of the company be and they are hereby amended in the manner set out in the Appendix to the circular to shareholders of the company of which this notice of meeting forms part.

Copies of the resolutions and any supporting materials will shortly be available for inspection at the UK Listing Authority's document viewing facility situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS telephone 0207 676 1000.

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United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol 'UU'.